JAMES STAFFORD

James Stafford, Inc.

Chartered Accountants

Suite 350 – 1111 Melville Street

Vancouver, British Columbia

Canada V6E 3V6

Telephone +1 604 669 0711

Facsimile +1 604 669 0754

Consent of Independent Registered Public Accounting Firm

The Board of Directors Pacific

North West Capital Corp.

We consent to the incorporation of our report dated 12 July 2010, except as to Note 15 which is as of 22 July 2010, with respect to the consolidated balance sheets of Pacific North West Capital Corp. (the “Company”) as at 30 April 2010 and 2009 and the consolidated statements of loss, comprehensive loss and deficit, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended 30 April 2010 in the Annual Report on Form 20-F of the Company dated 26 July 2010.

/s/ James Stafford
Vancouver, Canada	Chartered Accounts
26 July 2010